FOR IMMEDIATE RELEASE – CALGARY, ALBERTA – SEPTEMBER 23, 2009

BAYTEX ENERGY TRUST TO PRESENT AT THE 2009 IPAA OIL & GAS INVESTMENT SYMPOSIUM IN SAN FRANCISCO, CALIFORNIA

CALGARY, ALBERTA (September 23, 2009) - Baytex Energy Trust (“Baytex”) (TSX: BTE.UN; NYSE: BTE) is pleased to announce that Derek Aylesworth, Chief Financial Officer, will present at the 2009 Independent Petroleum Association of America Oil & Gas Investment Symposium on Thursday, October 1, 2009 at 9:40am PST (10:40am MST) in San Francisco, California. A link to the webcast (audio only) and presentation slides will be available on the Baytex website, www.baytex.ab.ca, at the start of the presentation. The live and archived webcast (audio only) version of the presentation can also be accessed via the following URL:

http://www.investorcalendar.com/CEPage.asp?ID=149934

The archived webcast of the presentation will be posted and will be accessible at this URL for 12 months following the presentation.

Baytex Energy Trust is a conventional oil and gas income trust focused on maintaining its production and asset base through internal property development and delivering consistent returns to its unitholders. Baytex’s trust units are traded on the Toronto Stock Exchange under the symbol BTE.UN and on the New York Stock Exchange under the symbol BTE.

For further information, please contact:
Baytex Energy Trust
Anthony Marino, President and Chief Executive Officer	Telephone: (403) 267-0708
Derek Aylesworth, Chief Financial Officer	Telephone: (403) 538-3639
Cheryl Arsenault, Investor Relations	Telephone: (403) 267-0761

Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca